VIOSOLAR INC. SIGNS MEMORANDUM OF UNDERSTANDING TO PURCHASE AN OPERATING PHOTOVOLTAIC SOLAR COMPANY IN GREECE

Athens, Greece; June 30, 2009. VioSolar Inc. (OTCBB-VIOSF; Frankfurt-SDE-F) is pleased to announce that it has signed an irrevocable memorandum of understanding (MOU) with a privately held Greek corporation (‘target company’) to purchase eighty-five percent of its shares.

The target company has 100 kilowatts of production and licenses to build an additional 1 megawatt, with 200 kilowatts in the construction phase.

“We are very pleased with the result of this acquisition, as it establishes VioSolar as a valid player in the photovoltaic sector in Greece.” stated Rick Walchuk, President and CEO. “Greece is an excellent market, with its high feed-in-tariffs and government grant policy. We are also pleased that the founder and majority shareholder of the target company will remain as an integral part of the company. His knowledge and experience will be a valuable asset for VioSolar Inc. going forward”.

“Concurrent with this MOU we are in discussions on a number of other projects in Greece and hope to announce further acquisitions in the near future. Our management team and consultants have identified several promising targets and have negotiations ongoing.” also stated Mr. Walchuk.

Closing of the transaction is expected to take two weeks at which time VioSolar expects to release further details.

About VioSolar Inc.

VioSolar Inc. is an alternative energy company, with activities in the Photovoltaic Solar Energy sector. The Company’s business plan includes the construction, management and operation of Solar Parks in Greece and throughout other South and South Eastern European Union countries. VioSolar Inc. intends to take advantage of the numerous incentives in this sector offered by various European countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Source: VioSolar Inc.
For Further Information Contact:
Rick Walchuk
President/CEO
rick@viosolar ..com
or
info@viosolar.com
Website: www.viosolar.com